February 18, 2025

Jialuan Ma
Chief Executive Officer
UY Scuti Acquisition Corp.
39 E Broadway, Suite 603
New York, NY 10002

       Re: UY Scuti Acquisition Corp.
           Registration Statement on Form S-1
           Filed February 10, 2025
           File No. 333-284815
Dear Jialuan Ma:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 11, 2025
Unaudited Financial Statements, page F-14

1. We note you selected March 31 as your fiscal year end. We note your unaudited interim financial statements are for the period from January 18, 2024 (inception)
       through September 30, 2024. Please revise your unaudited interim financial statements to ensure they do not include a period that encompasses two different fiscal years. Please refer to Rule 8-03 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 February 18, 2025
Page 2

statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Bill Huo